Exhibit 3.1

AMENDMENT TO The bylaws OF
Sonnet BioTherapeutics Holdings, Inc.

This Amendment (this “Amendment”) to the Bylaws, as amended (the “Bylaws”), of Sonnet BioTherapeutics Holdings, Inc., a Delaware corporation (the “Corporation”), has been adopted and approved by the Board of Directors of the Corporation on April 11, 2022 and is effective as of April 11, 2022. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Bylaws.

1. Article II, Section 5 is hereby amended to read as follows:

Section 5. Quorum. The holders of a majority of the voting power of the stock issued and outstanding and entitled to vote at the meeting, whether present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute or the Certificate of Incorporation of the Corporation. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

2. Article II, Section 9 is hereby amended to read as follows:

Section 9. Voting. At each meeting of the shareholders, each shareholder having the right to vote thereat shall be entitled to vote in person or by proxy appointed by an instrument in writing or by an electronic transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. Except as otherwise provided by the Certificate of Incorporation of the Corporation, each shareholder shall have one (1) vote for each share of stock having voting power, registered in his, her or its name on the books of the Corporation as of the record date for determining shareholders entitled to vote at the meeting. Except as otherwise provided by the Certificate of Incorporation of the Corporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, when a quorum is present at any meeting, all elections and questions presented at such meeting shall be decided by the vote of a majority of the votes cast. For purposes of this Section 9, a majority of the votes cast means that the number of shares affirmatively voted “for” the election of a director or question exceeds the number of votes cast “against” the election of such director or question. Abstentions and broker non-votes shall not be counted as votes cast.